UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSIONMARK SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 EAST COTA STREET

(No. and Street)

SANTA BARBARA	CA	93101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R Carter / 813-442-1645

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company

(Name – *if individual, state last, first, middle name*)

508 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Troy Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSIONMARK SECURITIES, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & President

Title

Notary Public

LAURA E. BATTLE
Notary Public - California
Santa Barbara County
Commission # 2324804
My Comm. Expires Mar 17, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSIONMARK SECURITIES, LLC

FINANCIAL STATEMENTS
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2020

TABLE OF CONTENTS

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Pensionmark Securities, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Pensionmark Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Pensionmark Securities, LLC's management. Our responsibility is to express an opinion on Pensionmark Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pensionmark Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Pensionmark Securities, LLC's financial statements. The supplemental information is the responsibility of Pensionmark Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Pensionmark Securities LLC's auditor since 2018.

Olathe, Kansas
March 26, 2021

PENSIONMARK SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS		
Current Assets:		
Cash	$	194,202
Total Current Assets		194,202
Other Assets:		
Accounts Receivable		623,060
Prepaid Expenses and Deposits		17,285
Related Party Receivable		54,380
Total Other Assets		694,725
	$	888,927
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$	4,279
Commissions Payable		538,790
Total Current Liabilities		543,069
Member's Equity		345,858
	$	888,927

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

REVENUES:		
12b-1 Fees	$	3,744,498
Insurance Income		264,914
Total Revenues		4,009,412
EXPENSES:		
Commission Expense		3,462,917
Professional Fees		34,149
Regulatory Fees		75,724
Expense Sharing (payments to related party)		186,911
Insurance Expense		127,599
Miscellaneous Expense		4,167
Total Expenses		3,891,467
NET INCOME	$	117,945

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2020

		Total Member's Equity
Balances, January 1, 2020	$	227,913
Capital Contributions		-
Net Income		117,945
Balances, December 31, 2020	$	345,858

See notes to financial statements.

PENSIONMARK SECURITIES, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	117,945
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		(291,403)
Related party receivable		(54,377)
Prepaid expenses and deposits		59,525
Accounts payable and accrued expenses		(28,408)
Commissions payable		283,823
Unallocated cash		(21,311)
Net cash provided by operating activities		65,794
NET CHANGE IN CASH		65,794
CASH, beginning of year		128,408
CASH, end of year	$	194,202

See notes to financial statements.

Note A - Summary of Organization, Operations, and Significant Accounting and Reporting Policies

Nature of Operations

Pensionmark Securities, LLC ("PSC" or the "Company"), is engaged in the securities brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

PSC is a single member Delaware limited liability company and a wholly owned subsidiary of Pensionmark Financial Group, LLC (the "Parent Company" or "PFG") which is the sole managing member.

The Company acts as a mutual fund retailer and as a municipal broker for 529 plans. The Company also engages in the sale of variable life insurance and annuities products and engages in commission sharing activities with other broker-dealers.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard was effective for us on January 1, 2019. The Company does not have any leases which meet the criteria and therefore no impact was noted to the financial statements as of December 31, 2020.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Company's financial statements upon adoption.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits. As of December 31, 2020, the cash on deposit did not exceed the FDIC insured limit.

Recognition of Revenues

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer.

Distribution Fees – Mutual Funds and Insurance Products
The Company earns revenue for selling unaffiliated mutual funds, fixed and variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside of the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). This ongoing revenue may be recognized for many years after the initial sale. The revenue will not be recognized until it is probable that a significant reversal will not occur.

Receivables
Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. At December 31, 2020 no allowance was deemed necessary by management.

Income Taxes

The Company is formed as a single member limited liability company and as such, its operations are included in the Parent Company's tax returns. Earnings and losses of the Company are included in the tax returns of the Parent Company's members. Accordingly, the financial statements do not include a provision for income taxes.

Income Taxes *(continued)*

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes*. In that regard, the Company has evaluated its tax provisions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions.

Prepaid Expenses

As a member of FINRA, the Company is charged annual registration fees. These fees are paid in advance and amortized monthly.

The Company also has a prepaid insurance expense for E&O coverage paid in advance.

Subsequent Events

The Company has evaluated subsequent events through March 26, 2020, the date the financial statements were issued. It was concluded there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

Note B - Related Party Transactions

The Company has entered into an expense sharing agreement with its member for occupancy, marketing, insurance, technology, administrative and other miscellaneous expenditures commensurate with its operations. The term of the expense sharing agreement is monthly until cancelled by either party. There was no payable to PFG as of December 31, 2020 for the aforementioned expenses. Expenses recorded on the Statement of Operations for the year totaled $186,911.

Note C - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum Net Capital. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2020, the Company had Net Capital of $75,475 which was $39,270 in excess of its required Net Capital of $20,598. The Company's percentage of aggregate indebtedness to Net Capital was 719.54% at December 31, 2020.

Note D - Exemption from Rule 15c3-3

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Note E - Commitments and Contingencies

The Company does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Supplemental Schedules

Pensionmark Securities, LLC

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

COMPUTATION OF NET CAPITAL		
Total member's equity	**$**	**345,857**
Deductions:		
Non-allowable assets:		
Accounts receivable (net of accrued commission payable)		**198,717**
Related party receivable		**54,380**
Prepaid expenses and deposits		**17,285**
NET CAPITAL	**$**	**75,475**
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses, and other liabilities		**543,070**
Total aggregate indebtedness	**$**	**543,070**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$**	**36,205**
Excess net capital	**$**	**39,270**
Percentage of aggregate indebtedness to net capital		**719.54%**

There were no material differences between the preceding computation and the Company's corresponding net capital as reported in the Company's Part IIA (unaudited) Form X-17A-5 FOCUS report as of December 31, 2020.

Pensionmark Securities, LLC

Schedule II – Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934

December 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Pensionmark Securities, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

December 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Pensionmark Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2020, in which (1) Pensionmark Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pensionmark Securities, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: (k) (exemption provisions) and (2) Pensionmark Securities, LLC stated that Pensionmark Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Pensionmark Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pensionmark Securities, LLC's compliance with Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.

David Lundgren & Co

Olathe, Kansas
March 26, 2021

PENSIONMARK SECURITIES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2020

Pensionmark Securities, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAIB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Troy Hammond, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Authorized Signature

Chief Executive Officer
Title